SPX FLOW, Inc.

13320 Ballantyne Corporate Place
Charlotte, NC 28277

July 13, 2015

VIA EDGAR AND COURIER

Amanda Ravitz

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             SPX FLOW, Inc.

Registration Statement on Form 10

Filed May 14, 2015

File No. 001-37393

Dear Ms. Ravitz:

This letter sets forth the response of SPX FLOW, Inc. (the “Company”) to the comment letter, dated June 10, 2015, of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Registration Statement on Form 10 of the Company filed on May 14, 2015 (the “Registration Statement”).  This letter is being filed today with Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence.  We have also sent to your attention via courier courtesy copies of Amendment No. 1 marked to show changes from the Registration Statement.

Summary, page 1

1.                                      Since the tax treatment of the spin off appears to be material, please clarify whether it is a condition to the spin off that you receive an opinion of counsel that the transaction is indeed tax free to SPX and the SPX shareholders.  From your current disclosure, that the form and substance of the opinion will be “at the board’s sole discretion,” and that it will be an opinion “regarding the qualification of the spin-off . . . as tax free,” it is unclear whether you contemplate receiving an opinion that the transaction is tax free.  Please revise or advise.

Response:

The Company has revised the disclosure as set forth on page 10 of, and conforming changes throughout, Amendment No. 1 in response to the Staff’s comment.

2.                                      Further, your disclosure regarding tax consequences starting on page 40 does not give any information about the consequences of the transaction itself, rather it merely recites what will happen if the transaction is tax free and if the transaction is not tax free.  Please revise to state the material tax consequences of this transaction.  You may include disclosure regarding uncertainties surrounding the tax consequences.

Response:

The Company has revised the disclosure on page 41 of Amendment No. 1 in response to the Staff’s comment.

3.                                      Refer to the second question and answer on page 10.  Tell us when you intend to determine the treatment of SPX employees’ stock options and unvested equity awards.

Response:

The Company currently anticipates determining the treatment of SPX Corporation (“SPX”) employee stock options and unvested equity awards by the end of August of 2015, and will disclose such treatment in an amendment to the Registration Statement after such determination has been made.

4.                                      Refer to the third bullet point on page 15.  Please explain in additional detail what conclusions you expect to receive from the solvency opinion provider in order for this condition to be satisfied.  In addition, provide the disclosure contemplated by Item 1015 of Regulation M-A or advise.

Response:

In response to the Staff’s comment we note that, although the SPX Board has set, as a condition of the spin-off, receipt by SPX of a written opinion with respect to the solvency, capital and adequacy and sufficiency of surplus of each of SPX and the Company, SPX is not required to retain any specific financial advisor to deliver such an opinion. We supplementally confirm that, as is customary with respect to solvency opinions, any such solvency opinion obtained by SPX will not contain any advice or recommendation as to whether SPX should engage in the spin-off.

Because any solvency opinion rendered to SPX will not contain any advice or recommendation as to whether SPX should effect the spin-off and will not be delivered, if at all, until just prior to the completion of the spin-off, we do not believe it necessary or appropriate to provide a solvency opinion discussion in any greater detail than contained in the original draft Form 10, particularly given that stockholders are not being asked to take any action in connection with the spin-off.

Cost Overruns, Inflation, Delays, page 23

5.                                      Quantify the portion of your revenue represented by fixed-priced contracts.

Response:

The Company has revised the disclosure on page 23 of Amendment No. 1 in response to the Staff’s comment.

The Spin-Off, page 38

6.                                      Please disclose why the board determined to complete the spin-off at this time if the conditions supporting the decision have existed previously.  For example, have the recent results of certain segments of SPX Corporation affected this decision?

Response:

The Company notes the Staff’s comment and advises the Staff that the SPX board of directors consistently reviews strategic alternatives and make its determinations to pursue any such alternatives, including with respect to the spin-off, at the time it believes to be in the best interests of SPX and its stockholders.  The reasons for the spin-off are set forth on pages 38-39 of Amendment No. 1.  Recent operational performance of SPX or any of its segments did not affect the timing or substance of the board’s decision.

7.                                      Please revise your disclosure to describe all fees and expenses associated with the separation and distribution including those fees associated with the Transition Services Agreement with SPX and identify whether SPX Corporation or Flowco will be responsible for such fees and expenses.

Response:

The Company has revised the disclosure on page 39 of Amendment No. 1 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57

8.                                      Revise to discuss any known trends that you reasonably expect will have a material impact on your results.  In this regard, we note discussion from your quarterly earnings call transcripts dated February 12, 2015 and April 29, 2015 that you expect sales in your Power & Energy segment to decrease due to weakening sales into the midstream and that upstream oil market and that volume and pricing pressure may impact margins.

Response:

The Company has revised the disclosure on page 64 of Amendment No. 1 in response to the Staff’s comment.

9.                                      Please clarify the underlying reasons for the decrease in backlog mentioned in the first paragraph on page 64.  To what extent was this the result of your “selective approach to large orders” or a change in the volume of products ordered?

Response:

From December 31, 2012 to December 31, 2013, backlog for the Company’s Power and Energy reportable segment decreased from $688.6 million to $629.5 million (i.e., the segment entered 2013 with $688.6 million of backlog and 2014 with $629.5 million of backlog).  Of this $59.1 million year-over-year decrease in backlog, the majority was due to volume declines, as fluctuations in foreign currencies did not significantly impact the segment’s backlog from December 31, 2012 to December 31, 2013.  As noted on page 73 of Amendment No. 1, the Company attributed the volume declines to a “more selective approach to large orders.”  This more selective approach relates primarily to the segment’s Clyde Union business.  In connection with its December 2011 acquisition of Clyde Union, the Company assumed a number of long-term contracts that contained highly complex designs whereby the costs and risks were not adequately priced into the related contract bid.  Immediately following the acquisition (i.e., in 2012), the Company implemented a more disciplined and selective approach to order acceptance at Clyde Union (similar to the order acceptance process that existed at the other businesses within the Company’s Power and Energy reportable segment) in an attempt to minimize the engineering complexity and resulting financial risk associated with future Clyde Union orders.

10.                               Please explain how you have re-aligned your operational organization to focus more clearly on end markets as mentioned on page 84.

Response:

Through the third quarter of 2013, the Company’s operations were generally aligned on a geographic basis.  Beginning in the fourth quarter of 2013, the Company transitioned to a new organizational structure to more closely align its resources with the three broad end markets it serves (Food and Beverage, Power and Energy, and Industrial).  This new organizational structure is designed to enhance the Company’s customer focus and to better leverage operational excellence, cost reduction initiatives and commercial synergies across its businesses.

Management, page 89

11.                               Please briefly describe the specific experiences, qualifications, attributes or skills that led to the conclusion that each named person should serve as a director.  Please refer to Item 401(e) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment.  After the Company’s anticipated board of directors has been determined, the Company will describe the specific experiences, qualifications, attributes or skills that led to the conclusion that each such person should serve as a director of the Company, in accordance with Item 401(e) of Regulation S-K.  Please note that a description required by Item 401(e) of Regulation S-K for Mr. Christopher J. Kearney, our Chairman, is included on page 100 of Amendment No. 1.

Certain Relationships and Related Party Transactions, page 126

12.                               Please ensure your disclosure is consistent.  In this regard, we note that your disclosure on page 70 regarding related party notes payable as of December 31, 2014 differs from the amount disclosed on page F-49.  Please reconcile.  As a related matter, please ensure that the disclosure in your registration statement regarding related party transactions describes the terms of those transactions as required by Item 404(a) of Regulation S-K.

Response:

In the Company’s Registration Statement filed May 14, 2015, it separately disclosed, within the Contractual Obligations table on page 70 of the Registration Statement, the “Current maturities of related party notes payable” (total of $36.8 million) and the long-term portion of “Related party notes payable” (total of $966.3 million).  The aggregate total for these two line items is $1,003.1 million, which agreed to the amount disclosed on page F-49.

The Company has revised the Contractual Obligations table on page 80 of Amendment No. 1 to reflect “Related party notes payable” on one line item, so that the associated total of $1,003.1 million directly corresponds to the amount disclosed on page F-48 of Amendment No. 1.

The Company will ensure that all disclosure in the registration statement regarding related party transactions describes the terms of those transactions as required by Item 404(a) of Regulation S-K.

13.                               We note your disclosure that Flowco will make cash distributions in connection with the spin-off and will also incur indebtedness of $600 million.  Please clarify how the amount of the cash contribution will be determined, the source of the cash contribution, and the reasons for these distributions.

Response:

Any cash distributions or contributions between SPX and the Company will be determined by the respective aggregate cash positions of each company immediately prior to the spin-off.  SPX intends that each company be appropriately capitalized at the time of the spin-off, so that each company has sufficient cash and liquidity to receive an opinion that each company is solvent and to ensure each company has adequate cash and other assets to comply with covenants in the credit agreements into which it intends to enter in connection with the spin-off.  The projected capitalization of the Company will be as set forth in the final Capitalization table, which will be finalized in a later amendment.  The source of any cash distributions or contributions will be the existing cash balances of each company.

Description of Capital Stock, page 132

14.                               Please provide the information required by Item 201(a)(2) of Regulation S-K as applicable.

Response:

The Company has revised the disclosure on pages 140-141 of Amendment No. 1 in response to the Staff’s comment.

Index to Combined Financial Statements

Notes to Combined Financial

Statements (10) Income Taxes, page F-34

15.                               We see disclosures in this note that “The Company’s U.S. operations and certain of its non-U.S. operations historically have been included in the tax returns of SPX or its subsidiaries that will not be part of the spin-off transaction.  It is possible that we will make different tax accounting elections and assertions following the spin-off transaction.  Therefore, the Company’s tax results, as presented in the combined financial statements, may not be reflective of the results that the Company will generate in the future.  In jurisdictions where the Company has been included in the tax returns filed by SPX or its subsidiaries that will not be part of the spin-off transaction, any income taxes payable resulting from the related income tax provision have been reflected in the combined balance sheets within “Parent company investment.” Please provide us with additional information about how income taxes are accounted for and presented in your combined financial statements, including taxes associated with subsidiaries that will not be part of the spin-off transaction.  Specifically address why you reflected such taxes in the combined balance sheets within Parent company investment and the authoritative U.S. GAAP that supports such a presentation.  Finally, tell us if any pro forma adjustments related to income taxes are required to be included on pages 53 to 56 as a result of the matters you disclosed in this note.

Response:

Income Tax Provision

ASC 740-10-30-27, states that “the consolidated amount of current and deferred tax expense for a group that files a consolidated tax return shall be allocated among the members of the group when those members issue separate financial statements.  This Subtopic does not require a single allocation method.  The method, however, shall be systematic, rational, and consistent with the broad principles established by this Subtopic.  A method that allocates current and deferred taxes to members of the group by applying this Topic to each member as if it were a separate taxpayer meets those criteria.”  Consistent with requirements of the Subtopic, the Company calculated the current and deferred income tax provision/benefit included in its combined statements of operations as if it files income tax returns on a stand-alone basis (i.e., under the “separate return method”).

Deferred Income Tax Assets and Liabilities

Consistent with the requirements of FASB Topic ASC 740 and as indicated in Note 1 on page F-13 of the Company’s combined financial statements, “Deferred income tax assets and liabilities, as presented in the combined balance sheets, reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.”

Income Taxes Payable

As summarized in Note 10 on page F-34 of the Company’s combined financial statements, the financial results of certain of its operations have been included in consolidated or combined income tax returns for which (i) SPX or (ii) a subsidiary of SPX that will not be part of the spin-off transaction is considered the parent of the consolidated tax return group or the member of the combined tax return group that is the primary obligor to the related taxing authorities.  As indicated above, the Company’s combined statements of operations include an income tax provision associated with its operations’ financial results based on the separate return method.  For the periods presented, the Company had neither the obligation nor the intent to fund current taxes payable associated with tax returns for which (i) SPX or (ii) a subsidiary of SPX that will not be part of the spin off transaction is the primary obligor to the related taxing authorities.  Further, the Company does not have an obligation in connection with or after the spin-off transaction pursuant to its tax matters agreement.  Rather, SPX or a subsidiary of SPX has funded or will fund these liabilities for the periods presented.  There is no authoritative U.S. GAAP that specifically addresses the balance sheet presentation of income taxes payable that will be settled by a related party.  However, FASB Concept Statement No. 6 indicates that “liabilities are probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events.”  Because the above taxes payable arise from the Company’s operations, it could be viewed that they effectively represent intercompany liabilities to (i) SPX or (ii) subsidiaries of SPX that will not be part of the spin-off transaction.  As noted above, the Company does not and did not have any obligation to settle these liabilities in cash or through other consideration.  As such, the Company has classified these, and its other intercompany payables and receivables that it will not settle, within “Parent company investment.”

Any income tax liabilities resulting from income tax returns filed, or to be filed, by the Company’s legal entities have been reflected in income taxes payable within the Company’s combined balance sheets, as these legal entities have the obligation for settling such liabilities.  In certain cases, these liabilities include taxes attributable to SPX operations that will not be part of the spin-off transaction and for which the related income is not included in our combined statements of operations.  Since these liabilities are the result of activities associated with operations that will not be part of the spin-off transaction, the Company has not reflected the related amounts as part of the “Income tax provision” within its combined statements of operations, but instead the Company has recorded the charge directly to “Parent company investment” within its combined balance sheets.  In concluding on this financial statement presentation, the Company relied on the guidance of ASC 740-20-45-8, which indicates that the tax allocated to continuing operations is the tax effect of the pretax income or loss from continuing operations that occurred during the year, plus or minus certain other items such as changes in tax laws or rates or changes in tax status.  Because the income for the SPX operations noted above is not included in the Company’s combined statements of operations, the income tax provision recorded in its combined statements of operations does not include tax consequences associated with these SPX operations; rather, it is reflective of the income of the Company’s operations (i.e., the income from the operations included in the Company’s combined financial statements) calculated on a separate return basis.  Any tax liabilities that the Company funds for these SPX operations that will not be part of the spin-off transaction effectively represent an intercompany receivable from these entities.  Since these entities have no obligation or intent to reimburse the Company for these amounts, the Company has classified these intercompany receivables within “Parent company investment.”

Pro Forma Tax Adjustments

Lastly, pro forma adjustments related to income taxes will be included in the “Unaudited Pro Forma Financial Statements” presented in the Company’s Registration Statement on Form 10.  These pro forma tax adjustments generally will be limited to the tax effects of the pre-tax pro forma adjustments included in the “Unaudited Pro Forma Financial Statements” noted above.

Undistributed Foreign Earnings, page F-36

16.                               We see disclosures in this note that “there are discrete amounts of foreign earnings (approximately $192.0) that you plan to repatriate in the future.” Please tell us how      you have accounted for the foreign earnings you plan to repatriate.  Provide references in your response to the sections of FASB Topic ASC 740 or other authoritative U.S. GAAP that you considered when determining how to account for the referenced planned repatriation.

Response:

As indicated in Note 10 on page F-36 of our Registration Statement on Form 10, the Company has approximately $192.0 million of foreign earnings that it plans to repatriate in the future to the United States.  The Company’s combined balance sheets (as well as the consolidated balance sheets of SPX) as of December 31, 2014 and 2013 include a deferred tax liability of $62.5 million and $71.5 million, respectively, with respect to these earnings, calculated as the net tax liability that would be payable at the time such earnings are repatriated.  The calculations were based on currently enacted tax law.

In recording this liability, the Company relied on the guidance in ASC 740-30-25-3, which states: “it shall be presumed that all undistributed earnings of a subsidiary will be transferred to the parent entity. Accordingly, the undistributed earnings of a subsidiary included in consolidated income shall be accounted for as a temporary difference unless the tax law provides a means by which the investment in a domestic subsidiary can be recovered tax free.”

ASC 740-30-25-17 provides for an exception to this rule in the case where “sufficient evidence shows that the subsidiary has invested or will invest the undistributed earnings indefinitely or that the earnings will be remitted in a tax-free liquidation.”

As noted above, the Company plans to repatriate the undistributed earnings of this particular subsidiary to the United States and has not identified any means by which this repatriation would be tax free.  Therefore, the Company does not meet any of the exceptions to the general rule in ASC 740-30-25.

The deferred tax liability noted above has been presented within “Deferred and other income taxes” of the Company’s combined balance sheets (i.e., as a long-term liability) and has been further disclosed in Note 10, page F-35 in the table “Significant components of our deferred tax assets and liabilities” as a “Basis difference in affiliates.”

We hereby acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact the undersigned at (704) 752-4478 or Brian Webb at (704) 752-7447.  Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Jeremy W. Smeltser

Jeremy W. Smeltser

cc:                                Dennis Hult (Securities and Exchange Commission)

Jay Webb (Securities and Exchange Commission)

Kate Maher (Securities and Exchange Commission)

Brian Webb (SPX FLOW, Inc.)

Philip Richter (Fried, Frank, Harris, Shriver & Jacobson LLP)

Joshua Wechsler (Fried, Frank, Harris, Shriver & Jacobson LLP)